ITEM 77Q1


Effective June 30, 2003, the Limited Maturity Fixed Income Master Portfolio, Full Maturity Fixed Income Master Portfolio, Diversified Equity Master Portfolio, Balanced Master Portfolio, U.S. Growth Equity Master Portfolio, International Core Equity Master Portfolio and U.S. Government Money Market Master Portfolio were terminated as a series of the Advisors Funds and liquidated. As of this date, the Advisors Funds ceased to be an investment company.

With the termination of the Advisors Funds, the Third Party Feeder Fund Agreement among AHA Investment Funds, Inc. and CCM Advisors Funds was terminated, effective June 30, 2003. On that date, CCM Advisors, LLC became the investment adviser to the AHA Investment Funds, Inc.